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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC Mail Processing
JAN 07 2019
Washington, DC

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-16190

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINING **OCTOBER 1, 2017** (MM/DD/YY) AND ENDING **SEPTEMBER 30, 2018** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER: **M. ZUCKER, INC.**

OFFICAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

771 W END AVENUE
(No. and Street)

NEW YORK (City) **NY** (State) **10025** (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YOAV CITRON **212-749-6907**
(Area Code - Telephone No.)

B. ACCOUNTANT DESIGNATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

OHAB AND COMPANY, PA
(Name - *if individual, state last, first, middle name*)

100 E. SYBELIA AVENUE, SUITE 130, MAITLAND (Address and City) **FLORIDA** (State) **32751** (Zip Code)

CHECK ONE:
- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its Possessions

Securities and Exchange Commission
Trading and Markets
JAN 28 2019
RECEIVED

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual audit be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are required to respond unless the form displays a current valid OMB control number.

OATH OR AFFIRMATION

I, YOAV CITRON, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm or M. ZUCKER, INC., as of SEPTEMBER 30, 2018 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JAKE A. LIPMAN
Notary Public, State of New York
Registration #01LI6173955
Qualified In New York County
Commission Expires September 10, 2019

Signature

FINOP
Title

Public Notary

This report** contains (check all applicable boxes);

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements under Exhibit A of Rule 15c3-1.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

*** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

M. ZUCKER, INC.

FINANCIAL STATEMENTS

SEPTEMBER 30, 2018

M. ZUCKER, INC.
FINANCIAL STATEMENTS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

TABLE OF CONTENTS

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of M. Zucker, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of M. Zucker, Inc. as of September 30, 2018, the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of M. Zucker, Inc. as of September 30, 2018, and the results of its operations and its cash flows for the year ended September 30, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of M. Zucker, Inc.'s management. Our responsibility is to express an opinion on M. Zucker, Inc.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to M. Zucker, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The Schedules I, II and III (see pages 10-12) have been subjected to audit procedures performed in conjunction with the audit of M. Zucker, Inc.'s financial statements. The supplemental information is the responsibility of M. Zucker, Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedules I, II and III are fairly stated, in all material respects, in relation to the financial statements as a whole.

Ohab and Company, PA

We have served as M. Zucker, Inc.'s auditor since 2013.

Maitland, Florida

January 4, 2018

M. ZUCKER, INC.

STATEMENT OF FINANCIAL CONDITION
September 30, 2018

ASSETS

Current assets:		
Cash	$	9,037
Dividends Receivable		1,287
Commissions Receivable - 12b-1		7,795
Investments, at market		221,586
Total assets	$	239,705

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Accounts payable and accrued expenses	$	4,007
Due to stockholder		79,509
		83,516
Stockholder's equity:		
Common stock, voting, no par value per share; 200 shares authorized, 200 issued and outstanding		5,000
Additional paid-in capital		13,000
Retained earnings (deficit)		138,189
		156,189
Total liabilities and stockholder's equity	$	239,705

The accompanying notes are an integral part of these financial statements.

M. ZUCKER, INC.

STATEMENT OF OPERATIONS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Revenues:		
Commissions-12b-1 Fees	$	34,266
Dividend Income		4,038
Unrealized gain on investment securities		13,373
Total revenues		51,677
Expenses:		
Professional fees		4,475
Brokerage registrations fees		1,832
Officer commission		7,767
Other		18,216
Total expenses		32,290
Net income	$	19,387

The accompanying notes are an integral part of these financial statements.

M. ZUCKER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED SEPTEMBER 30, 2018

	Common Stock		Additional Paid-in	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, October 1, 2017	200	$ 5,000	$ 13,000	$ 118,802	$ 136,802
Net income	-	-	-	19,387	19,387
Balances, September 30, 2018	200	$ 5,000	$ 13,000	$ 138,189	$ 156,189

The accompanying notes are an integral part of these financial statements

M. ZUCKER, INC.

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED SEPTEMBER 30, 2018

Cash flows from operating activities:	
Net income	$ 19,387
Adjustments to reconcile net income to net cash flows from operating activities:	
Unrealized gain on investments	(13,373)
Changes in operating assets and liabilities	
(Increase) in dividends receivable	(331)
Decrease in commissions receivable	(1,179)
Increase in accounts payable and accrued expenses	(1,148)
Net cash provided by operating activities	3,356
Cash flows from financing activities:	
Increase in due to officer	5,000
Net cash provided in financing activities	5,000
Net increase in cash and cash equivalents	8,356
Cash and cash equivalents at beginning of period	681
Cash and cash equivalents at end of period	$ 9,037

The accompanying notes are an integral part of these financial statements.

M. ZUCKER, INC.

NOTES TO FINANCIAL STATEMENTS
SEPTEMBER 30, 2018

Note 1 – Summary of Significant Accounting Policies

Nature of Business

M. Zucker, Inc. ("the Company") is a broker-dealer, registered with the Securities Exchange Commission ("SEC"), and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company was formed in the state of New York in October 1970.

The Company's business is limited to receiving commissions on mutual fund trailers.

Cash and Cash Equivalents

For purposes of reporting the statement of cash flows, the Company considers all cash accounts and all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. Cash balances in excess of FDIC and similar insurance coverage are subject to the usual banking risks associated with funds in excess of those limits. At September 30, 2018, the Company had no uninsured cash balances.

Revenue Recognition

On January 1, 2018, the Company adopted the Financial Accounting Standards Board (FASB) Accounting Standards Codification ("ASC") Topic 606 by applying the modified retrospective method. Results for reporting periods beginning after January 1, 2018 are presented under Topic 606, while prior period amounts are not adjusted and continue to be reported under the accounting standards in effect for the prior period.

The adoption of FASB ASC Topic 606 did not have an impact on the recognition of our primary sources of revenue mutual fund commissions and 12B-1 fees. Therefore the Company did not record any cumulative effect adjustment to opening equity.

Mutual fund commissions and 12B-1 fees are recorded on a trade date basis.

Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

Income taxes are provided for the tax effect of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes. Deferred taxes are recognized for differences between book and tax timing of income and expense items. As of September 30, 2018, the Company had no deferred tax assets or liabilities.

Effective October 1, 2009, the Company was required to adopt the revised provisions of FASB ASC 740, relating to uncertain income tax positions. These standards require management to perform an evaluation of all income tax positions taken or expected to be taken in the course of preparing the Company's income tax return to determine whether the income tax positions meet a "more likely than not" standard of being sustained under examination by the applicable taxing authorities. This evaluation is required to be performed for all open tax years, as defined by the various statutes of limitations, for federal and state purposes.

In evaluating the Company's tax provisions and accruals, future taxable income and reversal of temporary differences, the Company believes the income tax positions taken for financial statement purposes are appropriate based on current facts and circumstances.

Federal and state income tax returns of the Company for the years ended September 30, 2015, 2016 and 2017 are subject to examination by the related taxing authorities, generally for three years after they are filed.

Note 1 – Summary of Significant Accounting Policies

Fair Value of Financial Instruments

All of the Company's financial assets and liabilities are carried at market value or at amounts, which, because of their short-term nature, approximate current fair value.

Note 2 - Investments

Fair Value Measurements

Accounting principles generally accepted in the United States of America ("GAAP") establish a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under GAAP are described below:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 - Inputs to the valuation methodology include:
  - Quoted prices for similar assets or liabilities in active markets;
  - Quoted prices for identical or similar assets or liabilities in inactive markets;
  - Inputs other than quoted prices that are observable for the asset or liability;
  - Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

  If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset's or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Marketable securities, which are in Level 1, are stated at fair value. The fair value is determined by quoted market prices and had a value of $221,586 at September 30, 2018.

Unrealized gain on investment securities for the year ended September 30, 2017 was $13,373.

This method may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There are no assets or liabilities measured at fair value on a recurring basis using Level 2 or Level 3 inputs.

Note 3 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (Rule15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 2/3% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not to exceed 15 to 1.

At September 30, 2018, the Company had excess net capital of $108,301 and a net capital rate of 0.73 to 1.

Note 4 – Related Party

The Company maintains its office at 771 West End Avenue, New York, NY, the location of which is also the primary residence of Murray Zucker (President and CEO). The office, although clearly separated from the residential portion of the premises, did not incur any occupancy cost expense during the current year. The Fair Value of any rent expense, which is considered immaterial and there is no intent to pay any rent for the premises, occupancy costs are not reflected in these financial statements.

There is an amount due to the sole stockholder at September 30, 2018, that bears no interest in the amount of $79,509.

Note 5 – Commitments and Contingencies

The Company is not involved in any lawsuits and is not party to any asserted or unasserted claims. The Company did not engage the services of an attorney during the fiscal year ended September 30, 2018.

Note 6 – Income Taxes

The Company has approximately $4,346 in net operating loss that is available to reduce future income taxes. The net operating losses expire through 2037. The company's management has determined that it is more likely than not that the company's net operating loss carryforward will be utilized; therefore, no valuation allowance against the related deferred tax asset has been established.

Total Provision (Benefits) for income taxes for the year ended September 30, 2018 are as follows:

State	$ 630
Total	$ 630

Note 7 – Subsequent Events

In preparing these financial statements, management of the Company has evaluated events and transactions for potential recognition or disclosure through January 4, 2019, the date the financial statements were available to be issued.

SCHEDULE II

SCHEDULE I
M. ZUCKER, INC.
COMPUTATION AND RECONCILIATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
SEPTEMBER 30, 2018

NET CAPITAL:		
Total stockholder's equity	$	156,189
Deductions and/or charges:		
Non-allowable assets:		
Dividends Receivable		1,287
Commissions Receivable		7,795
Net capital before haircuts on securities positions		147,107
Haircuts on securities positions		33,238
Net Capital	$	113,869
AGGREGATE INDEBTEDNESS:		
Items included in the statement of financial condition:		
Accounts payable and accrued expenses	$	83,516
COMPUTATION OF BASIC NET CAPITAL REQUIREMENT:		
Minimum net capital required	$	5,568
Excess net capital	$	108,301

There are no material differences between the proceeding computation and the company's corresponding unaudited Part IIA of Form X-17A-5 as of September 30, 2018.

SCHEDULE II
M. ZUCKER, INC.
COMPUTATION OF AGGREGATE INDEBTEDNESS
UNDER RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF SEPTEMBER 30, 2018

Total aggregate indebtedness:	
Accrued expenses	$ 83,516
Aggregate indebtedness	$ 83,516
Ratio of aggregate indebtedness to net capital	0.81 to 1

SCHEDULE III

M. ZUCKER, INC.

INFORMATION RELATING TO EXEMPTIVE PROVISION REQUIREMENTS UNDER SEC RULE 15c3-3 AS OF SEPTEMBER 30, 2018

With respect to the Computation for Determination of Reserve Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

With respect to the Information Relating to Possession and Control Requirements under Rule 15c3-3, the Company qualifies for exemption under subparagraph (k) (1) of the Rule.

Ohab and Company, P.A.

100 E. Sybelia Ave. Suite 130
Maitland, FL 32751

Certified Public Accountants
Email: pam@ohabco.com

Telephone 407-740-7311
Fax 407-740-6441

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholder's
of M. Zucker, Inc.

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) M. Zucker, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which M. Zucker, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (1) (exemption provisions) and (2) M. Zucker, Inc. stated that M. Zucker, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. M. Zucker, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about M. Zucker, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Ohab and Company, PA

Maitland, Florida

January 4, 2018

M. Zucker, Inc
771 West End Avenue, Suite #8B
New York, NY 10025

M. Zucker, Inc. ("The Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-S, "Reports to be made by certain broker dealers"), This Exemption Report was prepared a required by 17 C.F.R. §240.17a-5(d){l) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3(k)(1) and

(2) The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3(k){l) throughout the most recent fiscal year without exception.

M Zucker, Inc.

I, Yoav Ciron, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

BY:____________________________________

Title: FINOP